UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

    NEUROGEN CORPORATION

(Name of Issuer)

    Common Stock, $0.025 par value per share

(Title of Class of Securities)

    6412E106

(CUSIP Number)

    Charles Berkman

    Ligand Pharmaceuticals Incorporated

    11085 North Torrey Pines Road, Suite 300

    La Jolla, CA 92037

    (858) 550-7835

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    Copy to: Hayden Trubitt

    Stradling Yocca Carlson & Rauth

    4365 Executive Drive, Suite 1500

    San Diego, CA 92121

    (858) 926-3000

    December 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 6412E106	13D/A	Page 2 of 4 Pages

(1)	Names of Reporting Persons Ligand Pharmaceuticals Incorporated
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 69,038,691
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 69,038,691
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 69,038,691
(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 100%
(14)	Type of Reporting Person (see instructions) CO

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by Ligand Pharmaceuticals Incorporated (“Ligand”) on August 31, 2009 (the “Original Schedule 13D”).

Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

On December 23, 2009, pursuant to the terms of the Merger Agreement (as amended by amendments thereto dated as of September 18, 2009, November 2, 2009 and December 17, 2009) and upon satisfaction of the conditions set forth therein, Merger Sub was merged with and into the Issuer, with the Issuer as the surviving corporation in the Merger. Ligand thereby acquired 100% of the Shares and is now the sole owner of the Issuer.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby revised in part as set forth below:

The address of the principal business and of the principal office of Ligand is 11085 North Torrey Pines Road, Suite 300, La Jolla, California 92037.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

The Merger Agreement was amended on December 17, 2009 to provide for an aggregate of $600,000 cash to be added to the merger consideration. The source of this cash was Ligand’s working capital. Other than this $600,000, no cash was or will be paid in or in connection with the Merger to Issuer stockholders except, under certain circumstances, as a pass-through of a portion of certain specified payments (if any) which may be made by third-party purchasers or licensees of assets now owned by the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Ligand has acquired 100% of the Shares of the Issuer; the Shares will no longer be traded on NASDAQ, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Ligand has acquired, in the Merger, all 69,038,691 of the outstanding Shares and Ligand now owns 100% of the stock of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby supplemented as set forth below:

Exhibit 3	Amendment No. 3 to Agreement and Plan of Merger, dated as of December 17, 2009, among Ligand Pharmaceuticals Incorporated, Neon Signal, LLC and Neurogen Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on December 17, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2009	LIGAND PHARMACEUTICALS INCORPORATED

	By:	/s/ CHARLES S. BERKMAN
Charles S. Berkman, Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).